

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

<u>Via E-mail</u>
Gary Riccio
Chief Executive Officer
BioPharma Manufacturing Solutions, Inc.
8001 Irvine Center Dr., Suite 400
Irvine, California 92618

> **Re:** **BioPharma Manufacturing Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 14, 2014**
> **File No. 333-184494**
>
> **Form 8-K/A**
> **Filed April 11, 2014**
> **File No. 000-54423**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2012**
> **Filed April 11, 2014**
> **File No. 000-54423**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-54423**

Dear Mr. Riccio:

We have reviewed the above-captioned filings and have the following comments.

<u>Form S-1/A Filed April 14, 2014</u>

<u>General</u>

1. Please make corresponding changes to your Form 8-K/A disclosure filed April 11, 2014, as appropriate.

2. Based on the address listed as your executive offices, it appears that this location is a virtual office/meeting room facility operated by Regus. If correct, please tell us whether you rent actual office space other than a mailbox in this facility on a full-time, dedicated basis or whether you rent space on an as needed basis and please revise your disclosure accordingly.

3. With reference to Rule 8-08 of Regulation S-X, please address the need to include interim financial statements for the period ended March 31, 2014. If necessary, please similarly update your financial information throughout the filing.

Summary Financial Information, page 6

4. Please revise to include the summary financial information related to your predecessor, BPECS.

Executive Compensation, page 29

Summary Compensation Table, page 29

5. Your disclosure on page 29 states that Mr. Riccio earned $10,000 in salary for 2012 and that the table reflects BPECS information. However, on page 27 you disclose that the company's general and administrative expenses included $10,581 in salaries and on page 28 you disclose that BPECS general and administrative expenses included $82,809 in salaries. Please reconcile your disclosure. Please revise your footnote on page 29 to quantify the amount of Mr. Riccio's compensation that is attributable to BCEPS.

Form 8-K/A Filed April 11, 2014

Item 9.01. Financial Statements and Exhibits, page 16

Report of Independent Registered Public Accounting Firm, page 18

6. We have reviewed your response to prior comment 11 from our letter dated December 12, 2013. We note that your auditor has now indicated that the financial statements of Biopharmaceutical Process Engineering and Consulting Services as of and for the period from January 1, 2012 through October 10, 2012 are audited; however, the audit report is still dated June 29, 2012. It is not clear how the audit report date can precede the period that has been audited. Please revise or advise.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 18

7. We have reviewed your response to prior comment 17 from our letter dated December 12, 2013. We note that your auditor has now indicated that the financial statements of Biopharmaceutical Process Engineering and Consulting Services as of and for the period from January 1, 2012 through October 10, 2012 are audited; however, the audit report is still dated June 29, 2012. It is not clear how the audit report date can precede the period that has been audited. Please revise or advise.

<u>Form 10-K for the Fiscal Period Ended December 31, 2013</u>

<u>General</u>

8. Please amend your Form 10-K for the fiscal period ended December 31, 2013 to include the audited financial statements of BPECS, your predecessor for the period January 1, 2012 through October 10, 2012. In this regard, we note that financial statements for the registrant and its predecessor should collectively be "as of" all dates and "for" all periods required by Rule 8-01 of Regulation S-X.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief